UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

99.1                        The Important Notice to Shareholders dated March 16, 2020 filed as part of Exhibit 99.1, the Notice of Annual and Special Meeting filed as part of Exhibit 99.2, and the Management Proxy Circular of the Registrant dated March 9, 2020 filed as part of Exhibit 99.3 are hereby filed for the purpose of being and hereby are incorporated by reference into the Registrant’s registration statements filed under the Securities Act of 1933, as amended.

Form	Registration No.

S-8	333-236894

S-8	333-72454

S-8	333-101470

F-10	333-229991

The Form of Proxy of the Registrant filed as Exhibit 99.4 and the Notice of Availability filed as Exhibit 99.4 are hereby furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By:	/s/ Scott Jeffers
Scott Jeffers
Managing Director and Corporate Secretary

Date: March 20, 2020.

EXHIBIT INDEX

99.1	Important Notice to Shareholder dated March 16, 2020 advising that TransAlta Corporation’s Annual and Special Meeting to be held on April 21, 2020 will be held in a virtual-only meeting format.

99.2	TransAlta Corporation’s Notice of Annual and Special Meeting dated March 9, 2020.

99.3	TransAlta Corporation’s Management Proxy Circular dated March 9, 2020.

99.4	TransAlta Corporation’s Form of Proxy for its 2020 Annual and Special Meeting of Shareholders.

99.5	Notice of Availability of Proxy Materials for TransAlta Corporation’s 2020 Annual and Special Meeting